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kevin.smith2@barclaysglobal.com

January 4, 2008

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Attention: James O’Connor, Esq.

RE:	iShares, Inc. File No. 33-97598

iShares MSCI Emerging Markets Small Cap Index Fund (S000019125)

Dear Mr. O’Connor:

In accordance with Rule 477(a) under the Securities Act of 1933, we hereby request withdrawal of the following amendment to the Securities Act registration statement of iShares, Inc.: Post Effective Amendment No. 46, filed on December 6, 2007. This amendment relates to the iShares MSCI Emerging Markets Small Cap Index Fund, initially included as a new series of the Registrant as part of the Registrant’s Post-Effective Amendment No. 35 filed on July 19, 2007 and included in the following amendments: Post Effective Amendment No. 37, filed on October 1, 2007, Post Effective Amendment No. 40, filed on October 31, 2007 and Post Effective Amendment No. 44, filed on November 30, 2007.

This withdrawal is requested because the series concerned will not be ready for public offering on or about the time that the amendment is expected to become effective. The Registrant intends to proceed with the offering of the series in the future and it will file a post-effective amendment re-registering the series at a later date. No securities were sold in connection with the offering of the series.

If you have any questions regarding this request, please call me at 415.817.6131.

Sincerely,

/s/ Kevin D. Smith
Kevin D. Smith
Principal and Corporate Counsel

cc:	Benjamin J. Haskin, Esq.

Anthony A. Vertuno, Esq.